SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934
                                (Amendment No. 2)

                           Utah Medical Products, Inc.
                           ---------------------------
                                (Name of Issuer)

                      Utah Medical Products, Inc. (Issuer)
                      ------------------------------------
                            (Name of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    917488108
                                    ---------
                      (Cusip Number of Class of Securities)

                                Kevin L. Cornwell
                                Chairman and CEO
                           Utah Medical Products, Inc.
                               7043 South 300 West
                               Midvale, Utah 84047
                                 (801-566-1200)
                                 --------------
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

          Transaction Valuation*                       Amount of Filing Fee**
              $12,787,500                                      $1,176

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 750,000 shares of Common Stock, par value $.01 per share, at the tender offer price of $17.05 per share.

** .000092 of the aggregate transaction valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        [  N/A ]     Filing Party:     [ N/A ]
Form or Registration No.:      [  N/A ]     Date Filed:       [ N/A ]

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the tender offer by Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), to purchase 750,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.01 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between Utah Medical Products, Inc. and Registrar and Transfer Company as Rights Agent, at a price of $17.05 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibit
(a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Amendment No. 2 to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 2 to the Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.          Exhibits.

(a) (1) (A)  Form of Offer to Purchase dated October 11, 2002.
        (B) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
        (C)  Form of Notice of Guaranteed Delivery.
        (D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
        (E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
        (F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)  (2)-(4) Not applicable.
(a)  (5)(A)  Form of Press Release issued by the Company dated October 1, 2002*.
        (B)  Form of Press Release issued by the Company dated October 8, 2002*.
        (C) Form of Letter to Stockholders of the Company dated October 11, 2002, from Kevin L. Cornwell, Chairman and Chief Executive Officer.
(b)     (A)  Loan Agreement, dated 3 July, 2002 between Utah Medical Products,
             Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
        (B) Revolving Promissory Note, dated July 3, 2002, by Utah Medical Products, Inc. to U.S. Bank National Association (incorporated by reference to Exhibit 2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

(c)-(h)      Not applicable.

*    Previously filed on Schedule TO


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  UTAH MEDICAL PRODUCTS, INC.


                                  By:    /s/ KEVIN L. CORNWELL
                                       -----------------------------------------
                                  Name:    Kevin L. Cornwell
                                  Title:   Chairman and Chief Executive Officer

Dated: October 11, 2002

                                EXHIBIT (a)(1)(A)

                           UTAH MEDICAL PRODUCTS, INC.


                        OFFER TO PURCHASE FOR CASH UP TO
          750,000 SHARES OF ITS COMMON STOCK, PAR VALUE $.01 PER SHARE,
                     AT A PURCHASE PRICE OF $17.05 PER SHARE


           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 8, 2002,
                          UNLESS THE OFFER IS EXTENDED.

                 ______________________________________________

     Utah Medical Products, Inc., a Utah corporation ("UTMD" or the "Company"), hereby invites its stockholders to tender up to 750,000 shares of its Common Stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between UTMD and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), to the Company at a price of $17.05 per Share in cash, as specified by tendering shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, pay the Purchase Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. UTMD reserves the right, in its sole discretion, to purchase more than 750,000 Shares pursuant to the Offer. See
Section 14.

     The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See
Section 6.

     The Shares are listed and traded on The Nasdaq Stock Market ("Nasdaq") under the symbol "UTMD." On September 30, 2002, the last full Nasdaq trading day prior to announcement of the Offer, the closing per Share sales price as reported by Nasdaq was $16.07 per Share. Stockholders are urged to obtain current market quotations for the shares. See Section 7.

     The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. See
Section 10.

              The Date of this Offer to Purchase is October 11, 2002

                                    IMPORTANT

     Any stockholder wishing to tender all or any part of his or her Shares should either (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee or an Agent's Message (as defined below) and any other required documents to Registrar and Transfer Company (the "Depositary"), and either mail or deliver the stock certificates for such tendered Shares to the Depositary (with all such other documents) or tender such Shares pursuant to the procedure for book-entry delivery set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     Stockholders must complete the Letter of Transmittal to effect a valid tender of Shares.

     Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Company and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Company at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.


                                             TABLE OF CONTENTS

                                                                                                        PAGE
SUMMARY TERM SHEET.......................................................................................3

INTRODUCTION & BACKGROUND................................................................................5

THE OFFER................................................................................................7
     1.  NUMBER OF SHARES; PRORATION.....................................................................7
     2.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER..............................................8
     3.  PROCEDURES FOR TENDERING SHARES.................................................................9
     4.  WITHDRAWAL RIGHTS..............................................................................12
     5.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE...............................................13
     6.  CERTAIN CONDITIONS OF THE OFFER................................................................14
     7.  PRICE RANGE OF SHARES .........................................................................15
     8.  SOURCE AND AMOUNT OF FUNDS ....................................................................16
     9.  CERTAIN INFORMATION CONCERNING THE COMPANY.....................................................16
     10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES...........20
     11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.............23
     12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS....................................................23
     13. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES..........................................23
     14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.....................................................25
     15. FEES AND EXPENSES..............................................................................26
     16. MISCELLANEOUS..................................................................................26


                               SUMMARY TERM SHEET

Utah Medical Products, Inc, (UTMD) is providing this summary term sheet for your convenience. It outlines the main terms of the tender offer, but you should realize that it does not describe all of the terms as completely as does the rest of this document and the letter of transmittal. You should read the entire document and the letter of transmittal to learn the full details of the tender offer. We have included references to the Sections of this document where you will find a more complete description.


WHO IS OFFERING TO PURCHASE MY SHARES?
                    Utah Medical Products, Inc. is offering to purchase your shares of UTMD common stock.

IF I TENDER MY SHARES, WHAT WILL THE PURCHASE PRICE FOR THE SHARES BE?
                    $17.05 per share, net to you, without any brokerage commissions or stock transfer taxes deducted from your payment. See Section 1.

HOW MANY SHARES WILL UTMD PURCHASE?
                    We would like to purchase 750,000 shares, but may purchase less than that amount if less than 750,000 shares are tendered. We may purchase up to 848,352 shares, and could purchase even more, subject to meeting legal requirements. See Section 1.

HOW WILL UTMD PAY ME FOR THE SHARES?
                    You will receive a check for the purchase price of the shares we buy from you. We expect to obtain the funds needed to pay for this tender offer from cash on hand of approximately $2.5 million and the rest from borrowings under the previously established revolving line of credit with our bank. There is currently an unused credit balance sufficient to fund this tender offer. See Sections 5. and 8.

WHEN WILL UTMD PAY ME FOR MY SHARES?
                    As soon as administratively possible after the expiration date, currently set at November 8, 2002. UTMD's expects to mail checks about two weeks after the expiration date. See
                    Section 5.

HOW LONG DO I HAVE TO DECIDE TO TENDER MY SHARES?
                    You may tender your shares until the tender offer expires. The tender offer is set to expire on Friday, November 8 at 5:00 p.m. New York City time. See Section 3.

ONCE I HAVE TENDERED MY SHARES, CAN I WITHDRAW MY TENDER?
                    After you have tendered your shares, you may change your mind and not sell your shares if you properly notify the depositary before the expiration date. See Section 4.

HOW DO I TENDER MY SHARES?
                    1) You must properly complete and duly execute the Letter of Transmittal and deliver it with your share certificate(s) to the depositary at the address appearing on the back cover page of this document; or
                    2) The depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or 3) You must comply with the guaranteed delivery procedure. See Section 3 and the instructions for the Letter of Transmittal.

HOW WILL I BE NOTIFIED IF UTMD DECIDES TO EXTEND THE TENDER OFFER?
                    We will issue a press release by 9:00 A.M. New York City time on November 11, the next business day after the previously scheduled expiration date, if we decide to extend the tender offer. See Section 14.

WHAT IS PRORATION AND HOW WOULD IT APPLY?
                    Proration will not occur unless the total number of shares tendered is more than 750,000. Proration is calculating your proportion of the total shares tendered when the total is greater than the number of shares we actually purchase. First, we subtract the number of odd lot shares from the total shares tendered. Then we divide the number of shares you tendered by the adjusted total to get your pro rata proportion. We then multiply your pro rata proportion by the total number of shares we actually purchase to calculate your proration, which is the adjusted number of shares that we buy from you. See Sections 1. and 5.

WHAT IS AN ODD LOT?
                    An odd lot is an amount of shares less than 100.

WHAT IS DIFFERENT ABOUT AN ODD LOT IF IT REPRESENTS ALL OF THE SHARES I OWN?
                    Odd lots are not subject to proration. That means all properly tendered odd lots will be purchased in entirety without proration in the event that more shares are tendered than we purchase. To properly tender odd lots, you must complete the section entitled "Odd Lots" in the Letter of Transmittal. See Section 1.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?
                    If you are a registered shareholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold your shares through a broker or a bank, we urge you to consult your broker or bank to determine whether they charge applicable transaction costs. See Section 15.

WHAT ARE U.S. FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?
                    Generally, you will be subject to U.S. federal income taxation when you receive cash from UTMD in exchange for the shares you tender. In addition, such receipt of cash for your tendered shares will be treated either as a sale or exchange eligible for capital gains treatment or a dividend subject to ordinary income tax rates. See Section 13.

WILL I HAVE TO PAY STOCK TRANSFER TAX IF I TENDER MY SHARES?
                    You will not incur any stock transfer tax if you instruct the depositary in the Letter of Transmittal to make payment for the shares to the registered holder. See Sections 5 and 15.

ARE THERE ANY SPECIAL CONDITIONS TO THE OFFER?
                    Yes. The tender offer is subject to conditions such as the absence of court and governmental action prohibiting the offer, and changes in general market conditions or UTMD's business that, in our judgment, may be materially adverse. See Section 6.

HAS UTMD OR ITS BOARD OF DIRECTORS ADOPTED A POSITION ON THE OFFER?
                    UTMD's Board of Directors approved the Offer. However, neither we nor the Board of Directors makes any recommendation to you as to whether or not you should tender your shares. You must make your own decision whether or not to tender your shares, and if so, how many shares to tender. UTMD's directors and officers have advised us that they do not intend to tender any shares in the tender offer. See the Introduction and Background section, as well as Sections 2. and 10. through 12.

IF I DECIDE NOT TO TENDER, HOW DOES THE OFFER AFFECT MY SHARES?
                    There will be fewer shares outstanding after the tender offer. As a percentage of shares currently outstanding after the tender offer, you will own a larger portion of UTMD.

TO WHOM CAN I TALK IF I HAVE QUESTIONS?
                    Please call the depositary or Paul Richins at the Company. Their contact information is listed on the last page of this document. If you own your shares through a broker, he or she should be able to assist you as well.

________________________________________________________________________________


TO THE HOLDERS OF COMMON STOCK OF UTAH MEDICAL PRODUCTS, INC.:

                            INTRODUCTION & BACKGROUND

     Utah Medical Products, Inc., a Utah corporation (the "Company"), hereby invites its stockholders to tender up to 750,000 shares of its common stock, par value $.01 per share (hereinafter referred to as the "Shares"), to the Company at a price of $17.05 per Share, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, purchase 750,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered, and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 750,000 Shares pursuant to the Offer. See
Section 14.

     This Offer is not conditioned upon any minimum number of Shares being tendered in the Offer. The Offer is, however, subject to certain other conditions. See Section 6.

     The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. See Section 10.

     For some time, the Company's Board of Directors (the "Board") and senior management have considered possible uses of excess cash generated by the Company's operations and strategic initiatives. After careful consideration, including presentations from financial advisors to the Company, the Board concluded, beginning in 1992, that a significant share repurchase program would be the most desirable use for the excess cash.

     Over the past five years, the Board and senior management have taken a number of actions with the primary goals of generating maximum value for the Company's stockholders and focusing UTMD's resources on its key strategic businesses:

o    the 1997 acquisition of Columbia Medical, Inc.

o the 1998 acquisition of the neonatal product line of Gesco International/ Bard Access Systems, Inc.
o the 1997 through third quarter 2002 investment of $3.8 million in internal research and development projects.
o the 1999 tender offer in which 1,153,900 shares were repurchased at an average cost of $8.04 per share including legal and administrative costs.
o the 2000 tender offer in which 1,118,900 shares were repurchased at an average cost of $8.22 per share including legal and administrative costs.
o the 1997 through third quarter 2002 repurchase of 1,785,000 shares in open market transactions at an average cost of $8.50 per share, including commissions.

     In the current stock market environment, the Board believes the lower trading activity of small capitalization stocks in comparison to the larger capitalization stocks in the medical device industry may adversely affect the Company's ability to properly negotiate its fair market value in the event of a merger with another company. The Board has concluded that the current additional share repurchases would demonstrate to the Company's stockholders the Company's confidence in its business, and lead to a value more consistent with other companies with comparable financial performance.

     Upon the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 750,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered, the Company will purchase validly tendered and not withdrawn Shares first from all Odd Lot Holders (as defined in Section 1) who validly tendered all their Shares and who so certify in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and then, after the purchase of all of the foregoing Shares, all Shares tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares). See Section 1. All certificates representing Shares not purchased pursuant to the Offer will be returned at the Company's expense to the stockholders who tendered such Shares.

     The Purchase Price will be paid net to the tendering stockholder in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. However, any tendering stockholder or other payee who fails to complete, sign and return to the depositary the substitute Form W-9 that is included with the letter of transmittal may be subject to required united states federal income tax backup withholding at the applicable withholding rate of the gross proceeds payable to such stockholder or other payee pursuant to the offer. See Section 3. The Company will pay all fees and expenses incurred in connection with the Offer by Registrar and Transfer Company, which will act as the depositary for the Offer (the "Depositary"). See Section 15.

     As of October 1, 2002, the Company had issued and outstanding 4,917,589 Shares and had 928,568 Shares issuable on the exercise of stock options exercisable within 60 days. The 750,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 15.3% of the outstanding Shares. The Shares are listed and traded on The Nasdaq Stock Market ("Nasdaq") under the symbol "UTMD." On September 30, 2002, the last full trading day before announcement of the Offer, the closing per Share sales price as reported by Nasdaq was $16.07 per share. Stockholders are urged to obtain current market quotations for the Shares. See Section 7.

The Company has not authorized any person to make any recommendation on behalf of the Company as to whether stockholders should tender or refrain from tendering Shares pursuant to the Offer. The Company has not authorized any person to give any information or to make any representation in connection with the Offer on behalf of the Company other than those contained in this Offer to Purchase or in the related Letter of Transmittal. Do not rely on any such recommendation or any such information or representations, if given or made, as having been authorized by the Company.

                                    THE OFFER

1.   NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase 750,000 Shares or such lesser number of Shares as are validly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at a price of $17.05 per Share. The term "Expiration Date" means 5:00 P.M., New York City time, on Friday, November 8, 2002, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 14 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right, in its sole discretion, to purchase more than 750,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "SEC"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. See Section 14. In the event of an over-subscription of the Offer as described below, Shares tendered prior to the Expiration Date will be eligible for proration, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

     The Offer is not conditioned upon any minimum number of Shares being tendered in the Offer. The Offer is, however, subject to certain other conditions. See Section 6.

     The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date. The Company reserves the right, in its sole discretion, to purchase more than 750,000 Shares pursuant to the Offer. See Section 14.

     PRIORITY OF PURCHASES. Upon the terms and subject to the conditions of the Offer, if more than 750,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) have been validly tendered and not withdrawn, the Company will purchase validly tendered and not withdrawn Shares on the basis set forth below:

     (a) first, all Shares tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:
          (1) tenders all Shares beneficially owned by such Odd Lot Holder (tenders of fewer than all Shares owned by such stockholder will not qualify for this preference); and
          (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

     (b) second, after purchase of all of the foregoing Shares, all Shares tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below.

     ODD LOTS. For purposes of the Offer, the term "Odd Lots" shall mean all Shares validly tendered prior to the Expiration Date and not withdrawn by any person who owned beneficially as of the close of business on October 10, 2002, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery) (an "Odd Lot Holder"). As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. In order to qualify for this preference, an Odd Lot Holder must tender all such Shares in accordance with the procedures described in Section 3. This preference is not available for partial tenders or to the beneficial holders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot charges in a sale of such holder's Shares. Any Odd Lot Holder wishing to tender all of such stockholder's Shares should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered all Shares owned beneficially and who, as a result of proration, would then own beneficially an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of Shares purchased through the exercise of such right.

     PRORATION. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such stockholder (and not withdrawn) to the total number of Shares tendered by all stockholders, other than Odd Lot Holders (and not withdrawn). Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor and commence payment for any Shares purchased pursuant to the Offer until approximately seven Nasdaq trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Depositary or the Company and may be able to obtain such information from their brokers.

     As described in Section 13, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.   PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the matters discussed below as well as the factors described in the Company's filings with the SEC.

     This Offer is an integral part of the Company's ongoing strategy of allowing the Company to focus on its key businesses and maximize stockholder value. The purpose of the Offer is to allow those stockholders desiring to receive cash for all or a portion of their shares an opportunity to do so at a premium over the recent trading prices for the shares. The Offer provides shareholders who are considering a sale of all or a portion of their shares with the opportunity to sell their Shares for cash, without the usual transaction costs associated with market sales. In addition, shareholders owning fewer than 100 Shares, whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot charges payable on a sale of their Shares. In addition, the Offer gives shareholders the opportunity to sell at prices greater than market prices prevailing prior to announcement of the Offer. The Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity interest in UTMD.

     The Company's Board believes that the Offer is in the best interests of UTMD and its shareholders. The Company believes that the Offer and related financing will be accretive to earnings per share (on both a basic and a diluted basis) in the Company's fiscal year ending December 31, 2003, but there can be no assurance to that effect. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company and thus in the Company's future earnings, subject to the Company's right to issue additional shares and other equity securities in the future. The proforma financial statements which follow in Section 9 quantify the amount by which the Offer and related financing, for calendar year 2001 and latest quarter ending June 30, 2002, would have been accretive to earnings per share, in an amount equal to about 10%. The proforma financial statements demonstrate that shareholders who decide not to tender will own shares in a company with greater debt obligations until the Company actually receives its patent infringement damages award or future financial performance allows the debt to be repaid. Both receipt of the damages award and future financial performance are uncertain.

     The Board has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a significant portion of the outstanding shares. After comparing UTMD's recent share value with other publicly traded companies in the medical device industry and/or with companies of comparable financial performance, the Board believes UTMD's shares are substantially undervalued. UTMD's shares are trading at about 60% of financial multiples typical for the industry and broader index averages. In considering alternatives, the Board believes the Company's own shares are the most attractive investment available to it at this time, and the limited availability of UTMD shares for sale on the open market make a tender offer the most practical way to repurchase a significant portion of the Company's shares. After the Offer is completed, the Company believes that its financial condition, access to capital and outlook for continued favorable cash flow generation will allow it to continue to reinvest in its business, including the ongoing acquisition of complementary products and businesses. The Offer is consistent with and will continue UTMD's pattern of investments with the primary goal of generating maximum value for continuing shareholders.

     In deciding to approve the Offer, the Board took into account the expected financial impact of the Offer, including the increased interest expense and financial and operating constraints associated with the financing required to fund the Offer. The Company believes that its cash, short-term investments and access to credit facilities following the completion of the Offer, together with its anticipated cash flow from operations, are adequate for its needs in the foreseeable future. As of September 30, 2002, the Company had available for borrowing approximately $15 million under its Line of Credit.

     The magnitude of the purchase of shares in the Offer is substantial. The Board took into account that, if the Offer were fully subscribed, the Offer would have the effect of reducing the outstanding shares by approximately 15% at an aggregate cost of approximately $12.8 million and reducing the Company's stockholders' equity from $21.8 million at June 30, 2002 to $9.0 million, on a pro forma basis.

     From time to time, the Company has had informal discussions with third parties expressing varying degrees of interest in a possible acquisition of, investment in or a combination with the Company. These discussions were preliminary in nature and did not result in any proposals being recommended to the Board. In reviewing the Offer, the Board reviewed the Company's strategic business plans and was made aware of such discussions.

     Shares that the Company acquires pursuant to the Offer will become authorized but unissued Shares and will be available for reissuance by the Company without further stockholder action (except as may be required by applicable law or the rules of Nasdaq or any securities exchange on which the Shares are listed). Subject to applicable state laws and rules of Nasdaq, such Shares could be issued without stockholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company's business, stock dividends or in connection with stock option plans and other plans, or a combination thereof.

     The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on several factors including, without limitation, the ability of the Company to make such purchases under its financing agreements in effect at the time, the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

     The Board of the Company has approved the Offer. However, neither the Company nor its Board makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Offer to purchase is being made to all holders of Shares, including officers, directors, and affiliates of the Company.


3.   PROCEDURES FOR TENDERING SHARES.

     PROPER TENDER OF SHARES. For Shares to be validly tendered pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees or an Agent's Message (as defined below) and any other documents required by the Letter of Transmittal, must be received prior to 5:00 P.M., New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     In addition, Odd Lot Holders who tender such Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

     SIGNATURE GUARANTEES AND METHOD OF DELIVERY. No signature guarantee is required if (i) the Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depositary Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder(s) have not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the New York Stock Exchange (NYSE) or a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate or stock power guaranteed by an Eligible Institution.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

     The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery.

     BOOK-ENTRY DELIVERY. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such Facility to transfer Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent's Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as "confirmation of a book-entry transfer." Delivery of documents to the book-entry transfer facility does not constitute delivery to the Depositary.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a confirmation of a book-entry transfer which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

     GUARANTEED DELIVERY. Stockholders whose Share certificates are not immediately available, who cannot deliver their Shares and all other required documents to the Depositary or who cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date must tender their Shares pursuant to the guaranteed delivery procedure set forth in this Section 3. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the Expiration Date, and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary within three Nasdaq trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

     UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, the applicable withholding rate of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder must complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct taxpayer identification number in Part 1 of Substitute Form W-9, certify that such Stockholder is not subject to backup withholding in Part 2 of such form, and sign and date the form. See the Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 enclosed with Letter of Transmittal for additional instructions. In order for a foreign stockholder to qualify as an exempt recipient, a foreign stockholder must submit an Internal Revenue Service ("IRS") Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements may be obtained from the Depositary. See Instruction 10 of the Letter of Transmittal. Stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding.

     To prevent United States federal income tax backup withholding at the applicable withholding rate of the gross payments made to stockholders for Shares purchased pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the Depositary with the stockholder's correct taxpayer identification number and provide certain other information by completing the substitute Form W-9 included with the Letter of Transmittal.

For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 13.

     WITHHOLDING FOR FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or its agent unless (A) the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States or (B) the foreign stockholder establishes to the satisfaction of the Company and the Depositary that the sale of Shares by such foreign stockholder pursuant to the Offer will qualify as a "sale or exchange," rather than as a distribution taxable as a dividend, for United States federal income tax purposes (see Section 13 below). For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust the administration of which a court within the United States is able to exercise primary supervision and all substantial decisions of which one or more United States persons have the authority to control. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 or is otherwise able to establish that no tax or a reduced amount of tax is due. Each foreign stockholder is urged to consult its tax advisor regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instruction 11 of the Letter of Transmittal.

     DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Depositary or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

     TENDERING STOCKHOLDER'S REPRESENTATION AND WARRANTY; COMPANY'S ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

     Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company. Any such documents delivered to the Company will not be forwarded to the Depositary and therefore will not be deemed to be validly tendered.

4.   WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 5:00 P.M. New York City time, on Friday December 6, 2002.

     For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder (if different from that of the person who tendered such Shares), the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice.

     Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not tendered for purposes of the Offer unless such withdrawn Shares are validly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.   PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company will accept for payment and pay for (and thereby purchase) Shares validly tendered and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered and not withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. In accordance with applicable regulations of the SEC, the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for the Shares or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

     In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately seven Nasdaq trading days after the Expiration Date. Certificates for all Shares tendered and not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) to the tendering stockholder as promptly as practicable after the Expiration Date without expense to the tendering stockholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder(s) or such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

     The Company may be required to withhold and remit to the IRS a portion of the gross proceeds, at the applicable withholding rate, paid to any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the substitute Form W-9 included in the Letter of Transmittal. See Section 3. See Section 13 regarding United States federal income tax consequences for foreign stockholders.

6.   CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after October 11, 2002 and on or prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment (regardless of the circumstances giving rise thereto, including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

     (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relates in any manner to the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

     (c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might effect, the extension of credit by banks or other lending institutions in the United States; (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (vi) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on October 10, 2002; or

     (d) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or shall have been publicly disclosed, or any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares, or the Company shall have learned that any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding Shares.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion.

     The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

7.   PRICE RANGE OF SHARES.

     The Shares are listed and traded on Nasdaq (symbol: UTMD). Prior to March 8, 2000, the Shares were traded on The New York Stock Exchange (symbol: UM). The following table sets forth, for the periods indicated, the high and low closing per Share sales prices as reported by the NYSE and Nasdaq (rounded to the nearest $.01):

                                                  High                   Low
                                                  ----                   ---
2000:
1st Quarter......................................$8.00                  $6.19
2nd Quarter.......................................7.69                   6.50
3rd Quarter.......................................8.06                   6.81
4th Quarter.......................................8.56                   6.00

2001:
1st Quarter......................................10.50                   7.03
2nd Quarter......................................12.40                   8.80
3rd Quarter......................................14.00                   9.40
4th Quarter......................................13.64                   9.80

2002:
1st Quarter .....................................16.36                  12.51
2nd Quarter......................................16.35                  14.90
3rd Quarter .....................................17.04                  13.45

     On September 30, 2002, the last full Nasdaq trading day prior to announcement of the Offer, the closing per Share sales price as reported by Nasdaq was $16.07. The Company urges stockholders to obtain current market quotations for the Shares.

     The Company has not paid cash dividends since 1993. The Company's dividend policy will be reviewed by the Board at such future times as may be appropriate in light of relevant factors at such times. The Company does not expect to pay cash dividends in the foreseeable future.

8.   SOURCE AND AMOUNT OF FUNDS.

     Assuming that the Company purchases 750,000 Shares pursuant to the Offer at $17.05 per Share, the Company expects the maximum amount required to purchase shares pursuant to the Offer and to pay related fees and expenses will be approximately $12,817,500, which the Company expects to obtain from cash on hand at the time of the payments of approximately $2,500,000, and the remainder from borrowings under the Company's $15,000,000 unsecured revolving line of credit ("Line of Credit") with U.S. Bank National Association. The Line of Credit expires on May 31, 2004. The loan balance immediately following the close of the Offer should be approximately $10.3 million. According to the proforma financials in Section 9, UTMD's debt ratio, expressed as the ratio of total liabilities to total assets, would increase immediately following the close of the Offer from 23% to 77% based on December 31, 2001 balance sheet data, and from 10% to 63% based on June 30, 2002 balance sheet data.

     For reference, in September 2000, UTMD completed a tender offer using its bank line of credit to finance the purchase of 1,119,000 shares at a cost of $9.2 million including fees and expenses. The September 30, 2000 bank loan balance following the tender offer was $12.1 million. After the September 2000 tender offer and prior to this Offer during 2000, 2001 and 2002, UTMD purchased an additional 234,900 shares in the open market for $3.1 million using its line of credit and its own cash for financing. The line of credit was completely paid off in May 2002. UTMD's cash balance on November 4, 2002, prior to the closing of the Offer, is expected to be about $2.5 million. Therefore, the Company was able to repay borrowings from share repurchases over the most recent two years of about $15.2 million, as well as generate approximately an additional $2.5 million in cash.

     The Company's ability to borrow funds under the Line of Credit is contingent on being able to meet the following financial covenants on a continuing basis: 1) UTMD must maintain a minimum net worth of $10,000,000, calculated at the end of each calendar quarter; and 2) the quarter-end loan balance must be less or equal to 1.25 times the most recent four calendar quarters' pretax and preinterest earnings plus depreciation and amortization (less or equal 1.25 times trailing four quarters' EBITDA). UTMD's net worth was $21,796,000 at June 30, 2002. Without the Offer, UTMD would expect net worth at December 31, 2002 to be about $23.7 million. EBITDA for the most recent twelve months (LTM) through June 30, 2002 was $11,939,000. UTMD expects LTM to be about $12 million for calendar 2002. The $10.3 million loan balance on the day after closing of the Offer would be within covenants. There are no other material covenants based on financial ratios.

     The loan balance under the Line of Credit bears interest at a floating rate equal to Prime Rate less 1.0%, LIBOR plus 1.25%, or LIBOR plus 1.35%. During the most recent 60 days, the interest rate would have been 3.75% on the Prime portion of the line, and between 3.0% and 3.2% on the LIBOR portions. Borrowings normally receive the LIBOR plus 1.35% rate, adjusted daily. In order to receive the more attractive LIBOR plus 1.25% rate, UTMD must lock in a loan amount, in increments of $1,000,000, for any consecutive 30 days. UTMD may also elect to have any loan amount subject to Prime Rate less 1.0%. The Company anticipates that it will pay LIBOR plus 1.35% on amounts it believes it will be able to repay during the next 30 days, and the more attractive LIBOR plus 1.25% rate on the remaining balance. The overall loan balance is minimized by periodically sweeping UTMD's operating funds.

9.   CERTAIN INFORMATION CONCERNING THE COMPANY.

     Utah Medical Products, Inc. is in the business of producing cost-effective devices for the health care industry which are predominantly proprietary, disposable and for hospital use. UTMD was formed as a Utah corporation in 1978. In 1997, UTMD purchased Columbia Medical, Inc. (CMI), a Redmond, Oregon company specializing in manufacturing and marketing vacuum-assisted obstetrical delivery systems. In July, 1998 UTMD acquired the neonatal product line of Gesco International, a subsidiary of Bard Access Systems and C.R. Bard, Inc. UTMD publicly raised equity capital only one time in 1982. The Company's corporate offices are located at 7043 South 300 West, Midvale, Utah 84047 USA. The corporate telephone number is (801) 566-1200. European operations are located at Garrycastle Industrial Estate, Athlone, County Westmeath, Ireland. The telephone number in Ireland is (902) 73932. CMI's mailing address is P.O. Box 1530, Redmond, Oregon 97756. The phone number in Oregon is (541) 548-7738.

     The foregoing description of the Company's business is qualified in its entirety by the more detailed discussion contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and in its other filings made with the SEC under the Exchange Act.

     SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION. Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information (other than the ratio of earnings to fixed charges and book value per common share), has been derived from the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 and from the Company's Quarterly Reports of Form 10-Q for the quarters ended June 30, 2002 and June 30, 2001. The information presented below should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated herein by reference. More comprehensive financial information is included in such financial statements, and the financial information which follows is qualified in its entirety by reference to such financial statements, related notes and the audit report contained therein, copies of which may be obtained as set forth below under the caption "ADDITIONAL INFORMATION."


                  SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands except ratios and per share data)

                                                    Year Ending         Quarter Ending
                                                    -----------        ---------------
                                                    December 31,          June 30,
                                                  2001       2000      2002       2001
                                                  ----       ----      ----       ----
INCOME STATEMENT DATA
Sales                                           $26,954    $27,677    $6,800     $6,794
Net income                                        5,934      4,858     1,785      1,481
Earnings per common share (basic )                 1.18        .90       .36        .30
Earnings per common share (diluted)                1.14        .90       .33        .29
Shares outstanding (basic)                        5,019      5,954     5,017      5,014
Shares outstanding (diluted)                      5,210      5,978     5,367      5,195
Ratio of earnings to fixed charges (see note)     26.3x      17.8x    455.7x      22.8x

BALANCE SHEET AND OTHER DATA
Working capital                                   5,399      5,418     6,227      5,551
Total assets                                     23,572     25,423    24,141     24,184
Long-term debt                                    2,501     10,000         0      6,600
Shareholders' equity                             18,207     12,347    21,796     14,859
Dividends per share                                  --         --        --         --
Book value per common share                        3.49       2.07      4.06       2.86

NOTE TO THE SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1)  The ratio of earnings to fixed charges was computed by dividing the sum of
     (i) income from operations before taxes (ii) interest expense and (iii) fixed lease charges by the sum of (i) interest expense and (ii) fixed lease charges.

     SUMMARY AUDITED AND UNAUDITED CONSOLIDATED CONDENSED PRO FORMA FINANCIAL INFORMATION. The following summary audited and unaudited consolidated condensed pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, and the payment of related taxes, fees and expenses, based on the assumptions described in the Notes to Summary Audited and Unaudited Consolidated Condensed Pro Forma Financial Information below, as if such transactions had occurred on the first day of the periods presented, with respect to operating statement data, and on the last day of the periods presented with respect to balance sheet data. The summary audited and unaudited consolidated condensed pro forma financial information should be read in conjunction with the summary historical consolidated financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted, if the purchase of the Shares pursuant to the Offer, and the payment of related taxes, fees and expenses, had been completed at the dates indicated.




                                 SUMMARY AUDITED AND UNAUDITED CONSOLIDATED CONDENSED
                                         PRO FORMA FINANCIAL INFORMATION (1)
                                   (in thousands except ratios and per share data)

                                  Fiscal Year Ending December 31, 2001             Quarter Ending June 30, 2002
                                 --------------------------------------         ------------------------------------
                                                Pro forma                                     Pro forma
                                 Historical    Adjustments    Pro forma         Historical   Adjustments   Pro forma
                                 ----------    -----------    ---------         ----------   -----------   ---------
INCOME STATEMENTS
Net sales                           $26,954                      $26,954           $6,800                     $6,800
Cost of sales                        11,561                       11,561            2,883                      2,883
                                     ------                       ------            -----                      -----
Gross margin                         15,393                       15,393            3,917                      3,917

Expenses                              6,115                        6,115            1,315                      1,315
                                      -----                        -----            -----                      -----
Income from operations                9,278                        9,278            2,602                      2,602

Other Income                            202          (705)          (503)             126          (104)          22
                                     ------          -----       --------         -------          -----     -------
Income before income tax              9,480          (705)         8,775            2,728          (104)       2,624

Income tax expense                   (3,546)          264         (3,282)            (943)           36         (907)
                                     ------          ----        -------            -----            --        -----
Net income                            5,934          (441)         5,493            1,785           (68)       1,717
                                   =========     =========      ========         ========        =======     =======

Earnings per share - basic             1.18           .11           1.29              .36           .04          .40
Earnings per share - diluted           1.14           .09           1.23              .33           .04          .37

Shares outstanding - basic            5,019          (750)         4,269            5,017          (750)       4,267
Shares outstanding - diluted          5,210          (750)         4,460            5,367          (750)       4,617

Ratio of earnings to fixed            26.3x                         9.1x           455.7x                      25.3x
   charges (2)



                                  SUMMARY AUDITED AND UNAUDITED CONSOLIDATED CONDENSED
                                      PRO FORMA FINANCIAL INFORMATION (CONT.) (1)
                                    (in thousands except ratios and per share data)

                                       As of December 31, 2001                            As of June 30, 2002
                                       -----------------------                            --------------------
                                               Pro forma                                         Pro forma
                                  Historical   Adjustments   Pro forma               Historical  Adjustments  Pro forma
                                  ----------   -----------   ---------               ----------  -----------  ---------
BALANCE SHEET DATA
------------------
ASSETS
Cash                                    $370                      $370                     $823                   $823
Accounts receivable - net              3,585                     3,585                    3,458                  3,458
Inventories                            3,248                     3,248                    3,351                  3,351
Other current assets                     670                       670                      740                    740
                                    --------                  --------                 --------               --------
Total current assets                   7,873                     7,873                    8,372                  8,372

Property & equipment - net             8,877                     8,877                    8,990                  8,990
Intangible assets - net                6,822                     6,822                    6,779                  6,779
                                     -------                   -------                    -----                  -----

Total assets                          23,572                    23,572                   24,141                 24,141
                                      ======                    ======                   ======                 ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                         457                       457                      514                    514
Accrued expenses                       2,017                     2,017                    1,631                  1,631
                                       -----                     -----                    -----                  -----
Total current liabilities              2,474                     2,474                    2,145                  2,145

Note payable                           2,501        12,788      15,289                        0       12,788    12,788
Deferred income taxes                    390                       390                      200                    200
                                    --------                  --------                 --------               --------

Total liabilities                      5,365        12,788      18,153                    2,345       12,788    15,133

STOCKHOLDERS' EQUITY
Preferred stock                            -                         -                        -                      -
Common stock                              50            (8)         42                       50           (8)       42
Cumulative foreign currency
   translation adjustment             (1,816)                   (1,816)                  (1,341)                (1,341)
Retained earnings                     19,973       (12,780)      7,193                   23,087      (12,780)   10,307
                                      ------       --------    -------                   ------      --------   ------

Total stockholders' equity            18,207       (12,788)      5,419                   21,796      (12,788)    9,008

Total liabilities and equities        23,572                    23,572                   24,141                 24,141
                                      ======                    ======                   ======                 ======

Working capital                        5,399                     5,399                    6,027                  6,027

Book value per common share
                                       3.49                       1.22                    4.06                    1.95


NOTES TO SUMMARY AUDITED AND UNAUDITED CONSOLIDATED CONDENSED PRO FORMA FINANCIAL INFORMATION

(1) The following assumptions were made in presenting the summary audited and unaudited consolidated condensed pro forma financial information:
     (a) The information assumes that 750,000 shares are repurchased and returned to the status of authorized but unissued shares at $17.05 per Share.

     (b) Expenses directly related to the Offer are assumed to be $30,000 and have been charged against retained earnings.
     (c) The information assumes additional interest expense at an assumed rate of 5.5% for the year ended December 31, 2001, and 3.25% for the quarter ended June 30, 2002 (which approximates the rates at which interest was paid on the Line of Credit during the periods presented) on funds used to purchase the Shares under, and pay the expenses of, the Offer. It also assumes no reduction in the Line of Credit balance.
     (d) The assumed income tax rate applicable to pro forma adjustments was consistent with the rate for each of the respective historical periods.
(2) The pro forma ratio of earnings to fixed charges was computed by dividing the sum of (i) income from continuing operations before taxes (ii) estimated interest expense and (iii) fixed lease charges by the sum of (i) estimated interest expense and (ii) fixed lease charges.

     ADDITIONAL INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549. Copies of such material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

     As of September 30, 2002, the Company had issued and outstanding 4,917,589 Shares and had 928,568 Shares issuable on the exercise of stock options exercisable within 60 days. The 750,000 Shares that the Company is offering to purchase represent approximately 15.3% of the Shares then outstanding. As of September 30, 2002, the Company's directors and officers as a group (7 persons) beneficially owned (including 755,827 shares issuable on the exercise of options exercisable within 60 days) an aggregate of 876,704 Shares representing approximately 15.0% of the outstanding Shares (including Shares issuable on the exercise of options exercisable within 60 days).

     The following table identifies the aggregate number and percentage of the common stock owned by each of UTMD's executive officers, directors and controlling persons, as well as the amount each of these persons will own after the offering, assuming exercise of all vested options.


                                                                                   Percentage Ownership
                                                        Percentage Ownership        after Tender Offer
                                                              of Shares          (Assuming UTMD Purchases
                               Shares of UTMD Common      Outstanding as of       750,000 Shares and no
Directors and                    Stock Beneficially      September 30, 2002       Director or Executive
Executive Officers (1)               Owned (2)                   (3)               Officer Tenders) (3)
-----------------------------------------------------------------------------------------------------------
Kevin L. Cornwell                     620,375                  11.38%                      13.19%
(Chairman of the Board &
Chief Executive Officer)

Ernst G. Hoyer                         70,000                   1.41%                       1.66%
(Director)

Stephen W. Bennett                     64,500                   1.30%                       1.53%
(Director)

Paul O. Richins                        44,790                   0.90%                       1.06%
(Director & Vice President)

Barbara A. Payne                       35,350                   0.71%                       0.84%
(Director)

(1) The business address of each of the directors and executive officers of the Company is 7043 South 300 West, Midvale, Utah 84047. The business phone number is (801) 566-1200.
(2) Shares shown as beneficially owned include shares subject to options which are presently exercisable or which will become exercisable on or before November 30, 2002. See the following table for detailed information regarding options owned by directors and executive officers.
(3) Calculations of percentages assumes the exercise of options to which the percentage relates.

     If the Company purchases 750,000 Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially (including Shares issuable on the exercise of options exercisable within 60 days) approximately 17.8% of the outstanding Shares immediately after the Offer (including Shares issuable on the exercise of options exercisable within 60 days).

       The Company has stock option plans which authorize the grant of stock options to eligible employees, directors, and other individuals to purchase up to an aggregate of 2,800,000 shares of common stock. All options granted under the plans may be exercised between six months and ten years following the date of grant, subject to vesting schedules and continued employment (in the case of employees) or ongoing service (in the case of directors and other individuals). The exercise price is the market price on the date of the grant. Most outstanding options vest in the right to exercise over a four-year period. All optionees may use shares previously owned for at least six months to exercise options. The Company may also accept owned shares to cover withholding or other taxes. In the event of a change of control, the Company is required to pay the optionee a cash amount equal to the excess of the market price over the exercise price of all options granted, whether or not vested.

       The following table lists each of UTMD's executive officers, directors or controlling persons who have received options under UTMD's stock option plans, the number of options received, vesting dates, exercise price and expiration date.

                                               Shares        Exercise
                       Option     Shares     Exercisable     Price Per     Vesting      Expiration
Name                    Date      Granted    on 11/30/02        Share       Dates          Date
---------------------------------------------------------------------------------------------------
Kevin L. Cornwell       9/8/93     75,000       75,000          $10.00      1994-97       9/8/03
                       1/28/94     95,000       95,000           $7.25      1995-98      1/28/04
                       1/26/95     40,000       40,000           $9.50      1996-99      1/26/05
                       7/26/96     90,000       90,000          $14.25      1997-00      7/26/06
                        2/1/97     65,000       65,000          $11.50      1998-01       2/1/07
                       1/30/98     85,000       85,000           $7.25      1999-02      1/30/08
                       1/29/99     90,000       84,375           $6.50      2000-03      1/29/09

Ernst G. Hoyer          9/3/96     10,000       10,000          $14.25      1997-00       9/3/06
                       3/31/97     10,000       10,000          $10.875     1998-01      3/31/07
                       3/31/98     10,000       10,000           $7.188     1999-02      3/31/08
                       1/29/99     20,000       20,000           $6.50      1999         1/29/09

Stephen W. Bennett     3/31/94     10,000       10,000           $7.50      1995-98      3/31/04
                       3/31/95     10,000       10,000          $10.625     1996-99      3/31/05
                        9/3/96     10,000       10,000          $14.25      1997-00       9/3/06
                       3/31/97     10,000       10,000          $10.875     1998-01      3/31/07
                       3/31/98     10,000       10,000           $7.188     1999-02      3/31/08
                       1/29/99     10,000       10,000           $6.50      1999         1/29/09

Paul O. Richins         9/8/93      1,500        1,500          $10.00      1994-97       9/8/03
                       1/28/94      6,000        6,000           $7.25      1995-98      1/28/04
                       1/26/95      4,000        4,000           $9.50      1996-99      1/26/05
                       7/26/96      2,500        2,500          $14.25      1997-00      7/26/06
                        2/1/97      4,000        4,000          $11.50      1998-01       2/1/07
                        5/1/97      4,000        4,000           $6.75      1998-01       5/1/07
                       1/30/98      6,000        6,000           $7.25      1999-02      1/30/08
                       1/29/99      8,000        7,500           $6.50      2000-03      1/29/09
                       1/28/00      5,000        3,438           $6.75      2001-04      1/28/10
                        2/2/01      2,000          875           $9.125     2002-05       2/2/11
                        3/1/02      1,000            0          $15.01      2003-06       3/1/12

Barbara A. Payne        8/2/97      5,000        5,000           $8.00      1998-01       8/2/07
                       3/31/98     10,000       10,000           $7.188     1999-02      3/31/08
                       1/29/99     15,000       15,000           $6.50      1999         1/29/09

     The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

     During the 40 business days prior to the date hereof, the Company purchased 1,000 Shares on August 26, 2002 at a price of $14.69 per Share in an open market transaction subject to a repurchase plan authorized by the Board. To the best of the Company's knowledge, none of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions in the Shares during the same time period.

     Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of UTMD and to outside directors pursuant to the Company's stock option plans and an option to purchase Shares granted to a consultant of the Company and except as otherwise described herein, neither UTMD nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of UTMD including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. However, the Company believes that there will still be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares and, based on the published guidelines of Nasdaq, continued listing of the Company's securities on Nasdaq.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     Shares the Company acquires pursuant to the Offer will be returned to the status of authorized but unissued shares and will be available for the Company to issue without further stockholder action (except as may be required by applicable law or the rules of Nasdaq or any securities exchange on which the Shares are listed) for purposes including the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future stock option and employee benefit plans. UTMD has no current plans for issuance of the Shares repurchased pursuant to the Offer.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the SEC and comply with the SEC's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offering pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

13.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

     This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" or "constructive sale" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States stockholder (herein, a "Holder"). For purposes of this summary, a "United States stockholder" is a beneficial owner of the Shares who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) a trust the administration of which a court within the United States is able to exercise primary supervision and all substantial decisions of which one or more United States persons have the authority to control. This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally subject to tax in a manner similar to United States stockholders; however, certain special rules apply. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding tax rules and the potential for obtaining a refund of all or a portion of the tax withheld. This summary does not apply to foreign stockholders who hold, actually or constructively, more than 5% of the stock of the Company. Any such stockholder is strongly advised to consult its own tax advisor. This summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each Holder of Shares should consult such Holder's tax advisor as to the particular consequences to it of participation in the Offer.

     CONSEQUENCES TO TENDERING HOLDERS OF EXCHANGE OF SHARES FOR CASH PURSUANT TO THE OFFER. An exchange of Shares for cash pursuant to the Offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company. In general, if a Holder does not exercise control over the affairs of the Company and all Shares actually or constructively owned by such Holder under the applicable attribution rules are tendered and exchanged for cash in the Offer, the Holder should be treated as recognizing gain or loss from the disposition of Shares.

     Under Section 302 of the Code, a Holder will recognize gain or loss on an exchange of Shares for cash if the exchange (i) results in a "complete termination" of all such Holder's equity interest in the Company, (ii) results in a "substantially disproportionate' redemption with respect to such Holder or
(iii) is "not essentially equivalent to a dividend" with respect to the Holder. In applying each of the Section 302 tests, a Holder must take into account not only Shares actually owned by the Holder but also Shares owned by certain related individuals and entities that are constructively owned by such Holder pursuant to Section 318 of the Code.

     A Holder that exchanges all Shares actually or constructively owned by such Holder for cash pursuant to the Offer will be regarded as having completely terminated such Holder's equity interest in the Company. An exchange of Shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if the percentage of the then outstanding Shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the Shares owned by such Holder immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in the Company constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction." There is some authority that if a Holder sells Shares to persons other than the Company at or about the time such Holder also sells shares to the Company pursuant to the Offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the Holder's sale of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his tax advisor regarding the treatment of other exchanges of Shares for cash which may be integrated with such Holder's sale of Shares to the Company pursuant to the Offer.

     If a Holder is treated as recognizing gain or loss from the disposition of Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Any long-term capital gain recognized by Holders that are individuals, estates or trusts will be taxable at a maximum rate of 20% if the holding period of the Shares exceeds 12 months. However, any short-term capital gain recognized by Holders that are individuals, estates or trusts and any long-term or short-term capital gain recognized by Holders that are corporations will be taxable at regular income tax rates.

     If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Shares for cash, the entire amount of cash received by such Holder in such exchange will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits as determined for United States federal income tax purposes. Such a dividend will be includible in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The Holder's tax basis in the Shares exchanged, however, will be added to such Holder's tax basis in the remaining Shares that the Holder owns. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the "extraordinary dividend" provisions of the Code. A corporate Holder should consult its tax advisor concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

     The Company cannot presently determine whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

     CONSEQUENCES TO STOCKHOLDERS WHO DO NOT TENDER PURSUANT TO THE OFFER. Stockholders who do not accept the Company's Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to foreign stockholders and backup withholding.

     The tax discussion set forth above is included for general information only. Each stockholder is urged to consult such holder's own tax advisor to determine the particular tax consequences to it of the Offer, including the applicability and effect of state, local and foreign tax laws.

14.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. This rule requires that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares or the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this
Section 14, the Offer will then be extended until the expiration of such ten business days.

15.  FEES AND EXPENSES.

     The Company has retained Registrar and Transfer Company to act as Depositary. The Depositary, will receive approximately $5,000 as compensation for its services. In addition, the Company estimates approximately an additional $25,000 for administrative expenses including legal services and mailing costs in connection with the Offer.

     The Company may retain an Information Agent to contact stockholders by mail, telephone, telegraph and personal interviews and to request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary will receive reasonable and customary compensation for its services as such, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Depositary has not been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request through the Depositary or the Company, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company for purposes of the Offer.

     The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

16.  MISCELLANEOUS.

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers license under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Offer. Such Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning the Company.

     No person has been authorized to give any information or make any representation on behalf of the Company in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by the Company.

                           UTAH MEDICAL PRODUCTS, INC.

October 11, 2002


________________________________________________________________________________

Facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below.

                        The Depositary for the Offer is:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                         Attn: Reorganization Department

                        Facsimile Number: (908) 497-2311
                        Telephone Number: (800) 368-5948


Additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Company and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Company as set forth below. Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                           Utah Medical Products, Inc.
                                 Paul O. Richins
                               7043 South 300 West
                               Midvale, Utah 84047

                     Banks and Brokers Call: (801) 566-1200
                    All Others Call Toll Free: (800) 533-4984

                                EXHIBIT (a)(1)(B)

                              LETTER OF TRANSMITTAL
                       TO TENDER SHARES OF COMMON STOCK OF
                           UTAH MEDICAL PRODUCTS, INC.
             PURSUANT TO THE OFFER TO PURCHASE DATED OCTOBER 11, 2002

________________________________________________________________________________

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
  NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 8, 2002 UNLESS THE OFFER IS EXTENDED.
________________________________________________________________________________

                        THE DEPOSITARY FOR THE OFFER IS:

                         REGISTRAR AND TRANSFER COMPANY
   By Facsimile Transmission (For Eligible Institutions Only): (908) 497-2311
                         Call Toll Free: (800) 368-5948

                                Mailing Address:
                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016

                                    By Hand:
                          c/o The Depository Trust Co.
                               Transfer Agent Drop
                           55 Water Street, 1st Floor
                             New York, NY 10041-0099

                         DESCRIPTION OF SHARES TENDERED
                         ------------------------------

                   SHARES TENDERED (ATTACH LIST IF NECESSARY)
                                   --------------------------



                                                              TOTAL NUMBER
NAME AND ADDRESS OF REGISTERED HOLDER                           OF SHARES            NUMBER
PLEASE FILL IN EXACTLY AS NAME(S)          CERTIFICATE       REPRESENTED BY         OF SHARES
APPEAR(S) ON CERTIFICATE(S)                NUMBER(S)(1)      CERTIFICATE(s)        TENDERED(2)
______________________________________________________________________________________________


______________________________________________________________________________________________


______________________________________________________________________________________________


______________________________________________________________________________________________


                                                               Total Shares:
______________________________________________________________________________________________


[ ] Check the box to the left if you have lost any of your certificates and complete Affidavit For Lost Certificates on the reverse side.
(See Instruction 6)
Indicate in this box the order (by certificate number) in which Shares are to be purchased in the event of proration. (3) (Attach additional signed list if necessary.) See Instruction 13.

1st:
2nd:
3rd:
4th:
5th:

(1) Need not be completed by stockholders tendering Shares by book-entry transfer.
(2) Unless otherwise indicated, it will be assumed that all Shares represented by each Share certificate delivered to the Depositary are being tendered hereby. See Instruction 4.
(3) If you do not designate an order, then in the event less than all Shares tendered are purchased due to proration, Shares will be selected for purchase by the Depositary. See Instruction 13.

    PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING
             INSTRUCTIONS, CAREFULLY BEFORE CHECKING ANY BOX BELOW.

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERIES TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO THE BOOK-ENTRY TRANSFER FACILITY WILL NOT CONSTITUTE VALID DELIVERY TO THE DEPOSITARY.

     This Letter of Transmittal is to be used only if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in
Section 3 of the Offer to Purchase (as defined below).
     Stockholders whose Shares certificates are not immediately available, who cannot deliver certificates and any other documents required to the Depositary by the Expiration Date (as defined in the Offer to Purchase), or who cannot complete the procedure for book-entry transfer prior to the Expiration Date must tender their Shares using the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

   NOTE: SIGNATURES MUST BE PROVIDED ON REVERSE. PLEASE READ THE ACCOMPANYING
                            INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

     The undersigned hereby tenders to Utah Medical Products, Inc., a Utah corporation (the "Company"), the above-described shares of its common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, as amended, are hereinafter referred to as the "Shares"), at the price per Share of $17.05, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2002 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

     Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby or orders the registration of such Shares tendered by book-entry transfer that are purchased pursuant to the Offer to or upon the order of the Company and hereby irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

    (i) deliver certificates for such Shares, or transfer ownership of such Shares on the account books maintained by the Book-Entry Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below) with respect to such Shares;
    (ii) present certificates for such Shares for cancellation and transfer on the books of the Company; and
    (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, all in accordance with the terms of the Offer.

       The undersigned hereby represents and warrants to the Company that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

     The undersigned represents and warrants to the Company that the undersigned has read and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this tender is irrevocable.

     The undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the Instructions will constitute the undersigned's acceptance of the terms and conditions of the Offer, as well as the undersigned's representation and warranty to the Company that (i) the undersigned has a net long position in the Shares or equivalent securities being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) the tender of such Shares complies with Rule 14e-4 of the Exchange Act. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     The names and addresses of the registered holders should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates and the number of Shares that the undersigned wishes to tender should be indicated in the appropriate boxes on this Letter of Transmittal.

     The undersigned understands that the Company will purchase 750,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) at the Purchase Price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer, including its proration provisions, and that the Company will return all other Shares, including Shares not purchased because of proration. See Section 1 of the Offer to Purchase.

     The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may not be required to purchase any of the Shares tendered hereby or may accept for payment fewer than all of the Shares tendered hereby.

     Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the Purchase Price of any Shares purchased, and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned (and, in the case of Shares tendered by book-entry transfer, by credit to the account at the Book-Entry Transfer Facility). Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the Purchase Price of any Shares purchased and any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the Purchase Price of any Shares purchased and return any Shares not tendered or not purchased in the name(s) of, and mail such check and any certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any Shares from the name of the registered holder(s) thereof if the Company does not accept for payment any of the Shares so tendered.

     The undersigned understands that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

                  SHARES ARE BEING TENDERED AT $17.05 PER SHARE
                                    ODD LOTS
                               (SEE INSTRUCTION 8)

This section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on October 10, 2002, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

[ ] owned beneficially as of the close of business on October 10, 2002, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered, or

[ ]  is a broker, dealer, commercial bank, trust company or other nominee that
     (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on October 10, 2002, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and is tendering all such Shares.


SPECIAL PAYMENT INSTRUCTIONS                          SPECIAL DELIVERY INSTRUCTIONS
(SEE INSTRUCTIONS 1, 6, 7 AND 8)                      (SEE INSTRUCTIONS 6 AND 8)
To be completed ONLY if the check for the             To be completed ONLY if the check for
the aggregate Purchase Price of Shares purchased      Purchase Price of Shares purchased and/or
and certificates for Shares not tendered or not       certificates for Shares not tendered or not
purchased are to be issued in the name of             purchased are to be mailed to someone other than
someone other than the undersigned.                   the undersigned or to the undersigned at an
                                                      address other than that shown below the
Issue  [ ] check and/or [ ] certificate(s) to:        undersigned's signature(s).
------

Name:                                                 Issue   [ ] check and/or [ ] certificate(s) to:
     _____________________________________
                (PLEASE PRINT)                        Name:
                                                           _________________________________________

Address:                                              Address:
        __________________________________                    ______________________________________

        __________________________________                    ______________________________________

        __________________________________                    ______________________________________
               (Including Zip Code)                                     (Including Zip Code)



___________________________________________                    ___________________________________________
(TAX IDENTIFICATION OR SOCIAL SECURITY NO.)                    (TAX IDENTIFICATION OR SOCIAL SECURITY NO.)



___________________________________________                    ___________________________________________
(Book-Entry Transfer Facility Account Number)                 (Book-Entry Transfer Facility Account Number)



                                    IMPORTANT
                                PLEASE SIGN HERE
                      (To be completed by all Stockholders)

Signature(s) of stockholder(s):_________________________________________________

________________________________________________________________________________



Dated:_________________________, 2002

Name(s):________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________


                                 (PLEASE PRINT)

Capacity (Full Title):__________________________________________________________

Address:________________________________________________________________________

        ________________________________________________________________________

        ________________________________________________________________________
                               (INCLUDE ZIP CODE)



Area Code and Telephone No.:

(Must be signed by registered holder(s) exactly as name(s) appear(s) on Share certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 6)

Firm Name:______________________________________________________________________
                                (PLEASE PRINT)

Authorized Signature:___________________________________________________________

Title:__________________________________________________________________________

Address:________________________________________________________________________

        ________________________________________________________________________
                                  (INCLUDE ZIP CODE)

Area Code and Telephone Number: ________________________________________________


Dated:_____________________, 2002


                     AFFIDAVIT FOR LOST STOCK CERTIFICATE(S)

     The undersigned hereby attests and certifies the following: That I am the lawful owner of the certificate(s) listed on this letter of transmittal as lost. That a search for the certificate(s) has been conducted and that these certificate(s) cannot be located. That these certificate(s) have not been endorsed, hypothecated, sold or had their ownership pledged or encumbered in any form, whatsoever.

         In requesting the replacement of this certificate(s), I hereby agree that: If these certificate(s) are subsequently located, they will be tendered for cancellation. That I indemnify, protect and hold harmless Utah Medical Products, Inc., Seaboard Surety Company, Registrar and Transfer Company, and any other party from and against all losses, expenses, costs and damages including legal fees that may be subjected to these parties at any time in the future as a result of the cancellation and replacement of the certificate(s). All rights accruing to these parties will not be limited by their negligence, breach of duty, accident, or other obligation on the part of or by any officer of employee of the parties.
         I acknowledge that the certificate(s) will be replaced under an insurance bond underwritten by Seaboard Surety Company. My check, payable to the Seaboard Surety Company, to cover the premium of 1.5% of the market value of the stock, is enclosed. I further acknowledge that any filing of an insurance application with materially false or misleading information is a fraudulent insurance act and may be considered a crime.

Sign Here:_______________________________________

Co-owner, if any:_________________________________    Date:_____________, 20____

PAYER'S NAME: UTAH MEDICAL PRODUCTS, INC.

                               SUBSTITUTE FORM W-9

Department of the Treasury
Internal Revenue Service
Payer's Request for Taxpayer Identification Number

(See Instruction 8)

Please fill in your name and address below.
Name
Business name, if different from above
Check appropriate box:
[ ] Individual/Sole proprietor
[ ] Corporation
[ ] Partnership
[ ] Other

Address (number and street)
City, State and Zip Code

Part 1 - TAXPAYER IDENTIFICATION NO. - FOR ALL ACCOUNTS ENTER YOUR TAXPAYER IDENTIFICATION NUMBER IN THE APPROPRIATE BOX. FOR MOST INDIVIDUALS AND SOLE PROPRIETORS, THIS IS YOUR SOCIAL SECURITY NUMBER. FOR OTHER ENTITIES, IT IS YOUR EMPLOYER IDENTIFICATION NUMBER. IF YOU DO NOT HAVE A NUMBER, SEE "HOW TO OBTAIN A TIN" IN THE ENCLOSED GUIDELINES.

Note: If the account is in more than one name, see the chart on the enclosed Guidelines to determine what number to enter.

Social Security Number(s)
OR
Employer Identification Number(s)

Part 2 - Certification - For Payees Exempt from Backup Withholding (see enclosed Guidelines) - Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Part 3 - Awaiting TIN [ ]

Certification Instructions - You must cross out Item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the enclosed Guidelines).


SIGNATURE _______________________________________   DATE  ______________, 2002


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING AT THE APPLICABLE WITHHOLDING RATE OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE TENDER OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF THE SUBSTITUTE FORM W-9.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to you within 60 days, you are required to withhold the applicable withholding rate of all reportable payments thereafter made to me until I provide a number.


SIGNATURE _______________________________________   DATE  ______________, 2002

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. GUARANTEE OF SIGNATURES. Except as provided below, all signatures All signatures on this Letter of Transmittal must be guaranteed by a firm that is an Eligible Institution (as defined below), unless (i) this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal, or (ii) such Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States (each such entity, an "Eligible Institution"). See Instruction 6.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARE CERTIFICATES; GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used either if Share certificates are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered Shares, or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at its address set forth on the front page of this Letter of Transmittal prior to the Expiration Date. If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

     Stockholders whose Share certificates are not immediately available, who cannot deliver their Shares and all other required documents to the Depositary or who cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date must tender their Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) along with a properly completed and duly executed Letter of Transmittal must be received by the Depositary prior to the Expiration Date; and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days on The Nasdaq Stock Market after the date the Depositary receives such Notice of Guaranteed Delivery, all as provided in
Section 3 of the Offer to Purchase.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERTY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     No alternative or contingent tenders will be accepted. By executing this Letter of Transmittal (or facsimile thereof), the tendering stockholder waives any right to receive any notice of the acceptance for payment of the Shares.

     3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

     4. PARTIAL TENDERS (NOT APPLICABLE TO STOCKHOLDERS WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Shares represented by any certificate delivered to the Depositary are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

     5. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signatures(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

     If any of the Shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or facsimiles thereof) as there are different registrations of such Shares.

     If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), in which case the certificate(s) evidencing the Shares tendered hereby must b endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such certificates. Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, certificates evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on such certificate(s). Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

     If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

     6. STOCK TRANSFER TAXES. The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the aggregate Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY TO AFFIX TRANSFER TAX STAMPS TO THE CERTIFICATES REPRESENTING SHARES TENDERED HEREBY.

     7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the purchase price of any Shares tendered hereby is to be issued in the name of, or any Shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal, or if the check or any certificates for Shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and "Special Delivery Instructions" on this Letter of Transmittal should be completed. Stockholders tendering Shares by book-entry transfer will have any Shares not accepted for payment returned by crediting the account maintained by such stockholder at the Book-Entry Transfer Facility from which such transfer was made.

     8. ODD LOTS. As described in Section 1 of the Offer to Purchase, if fewer than all Shares validly tendered and not withdrawn prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any stockholder who owned beneficially as of the close of business on October 10, 2002, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tendered all such Shares. Partial tenders of Shares will not qualify for this preference and this preference will not be available unless the box captioned "Odd Lots" in this Letter of Transmittal and the Notice of Guaranteed Delivery, if any, is completed.

     9. SUBSTITUTE FORM W-9 AND FORM W-8. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, the applicable withholding rate of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering stockholder must complete and sign the Substitute Form W-9 included as part of this Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders) are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct taxpayer identification number in Part 1 of Substitute Form W-9, certify that such Stockholder is not subject to backup withholding in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number or Substitute Form W-9 for additional instructions. In order for a foreign stockholder to qualify as an exempt recipient, a foreign stockholder must submit an Internal Revenue Service ("IRS") Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Form W-8 may be obtained from the Depositary.

     10. WITHHOLDING ON FOREIGN STOCKHOLDERS. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or its agent unless (A) the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States or (B) the foreign stockholder establishes to the satisfaction of the Company and the Depositary that the sale of Shares by such foreign stockholder pursuant to the Offer will qualify as a "sale or exchange," rather than as a distribution taxable as a dividend, for United States federal income tax purposes (see Section 13 of the Offer to Purchase). For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of the source of such income or (iv) a trust the administration of which a court within the United States is able to exercise primary supervision and all substantial decisions of which one or more United States persons have the authority to control. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed IRS Form 4224. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 13 of the Offer to Purchase or is otherwise able to establish that no tax or a reduced amount of tax is due. Each foreign stockholder is urged to consult its tax advisor regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and refund procedures.

     11. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Any questions or requests for assistance may be directed to the Depositary or the Company at its address and telephone number below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the Depositary or the Company, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for documents relating to, or assistance concerning, the Offer.

     12. IRREGULARITIES. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular stockholder. No tender of Shares will be deemed to be validly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary, or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     13. ORDER OF PURCHASE IN EVENT OF PRORATION. As described in Section 1 of the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may have an effect on the United States federal income tax classification of any gain or loss on the Shares purchased. See Sections 1 and 13 of the Offer to Purchase.

     14. LOST CERTIFICATES. If the certificate(s) which a registered holder (or transferee) wants to surrender has been lost or destroyed, that fact should be indicated on the face of this Letter of Transmittal which should then be delivered to the Exchange Agent after being otherwise properly completed and duly executed. In such event, the Exchange Agent will forward additional documentation necessary to be completed in order to effectively replace such lost or destroyed certificate(s).

                                EXHIBIT (a)(1)(C)


                           UTAH MEDICAL PRODUCTS, INC.

             Notice of Guaranteed Delivery of Shares of Common Stock


     This form, or a form substantially equivalent to this form, must be used to accept the Offer (as defined below) if certificates for the shares of common stock of Utah Medical Products, Inc. are not immediately available, if the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all other documents required by the Letter of Transmittal to be delivered to the Depositary (as defined below) prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase defined below). Such form may be delivered by hand or transmitted by mail or overnight courier, or (for Eligible Institutions only) by facsimile transmission, to the Depositary. See
Section 3 of the Offer to Purchase. The eligible institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time shown herein. Failure to do so could result in a financial loss to such eligible institution.

                        The Depositary for the Offer is:
                         Registrar and Transfer Company

                                    By Mail:
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572

                               Overnight Delivery:
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572

                                    By Hand:
                          c/o The Depository Trust Co.
                               Transfer Agent Drop
                           55 Water Street, 1st Floor
                             New York, NY 10041-0099

                   By Facsimile Transmissions: (908) 497-2311
                        (For Eligible Institutions only)

                         Call Toll Free: (800) 368-5948

Delivery of this instrument to an address other than as set forth above or transmission of instructions via a facsimile number other than the one listed above will not constitute a valid delivery.

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

                      FOR USE BY ELIGIBLE INSTITUTIONS ONLY

Ladies and Gentlemen:

     The undersigned hereby tenders to Utah Medical Products, Inc., a Utah corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of shares of common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), of the Company listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Certificate Nos.  (if available):           Number of Shares:

Name(s):
         (Please Print)
Address(es):
              Zip Code
Name of Institution that Guaranteed Delivery:
Area Code and Telephone Number:

SIGN HERE
Dated:

If Shares will be tendered by book entry transfer:

Name of Tendering Institution:
DTC Participant Number:

                                    ODD LOTS
                               (SEE INSTRUCTION 8)

This section is to be completed ONLY if Shares are being tendered by or on behalf of a person who owned beneficially as of the close of business on October 10, 2002, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

[ ] owned beneficially as of the close of business on October 10, 2002, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered, or

[ ]  is a broker, dealer, commercial bank, trust company or other nominee that
     (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on October 10, 2002, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and is tendering all such Shares.

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a firm that is a member of a registered national securities exchange or NYSE, or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States hereby guarantees: (i) that the above-named person(s) has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended; (ii) that such tender of Shares complies with Rule 14e-4; and (iii) to deliver to the Depositary at its address set forth above certificate(s) for the Shares tendered hereby, in proper form for transfer, or a confirmation of the book-entry transfer of the Shares tendered hereby into the Depositary's account at The Depositary Trust Company, in each case together with a properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof), with any required signature guarantee(s) and any other required documents, all within three trading days on The Nasdaq Stock Market after the Depositary receives this Notice.



______________________________________    ______________________________________
     Name of Firm                              Authorized Signature




______________________________________    ______________________________________
     Address                                   Name (Please Print)



______________________________________    ______________________________________
     City, State, Zip Code                     Title



______________________________________    ______________________________________
     Area Code and Telephone Number            Dated:



                 DO NOT SEND SHARE CERTIFICATES WITH THIS FORM.
                    YOUR SHARE CERTIFICATES MUST BE SENT WITH
                            THE LETTER OF TRANSMITTAL

                                EXHIBIT (a)(1)(D)

                           UTAH MEDICAL PRODUCTS, INC.

                           OFFER TO PURCHASE FOR CASH

                    UP TO 750,000 SHARES OF ITS COMMON STOCK
                                       AT
                      A PURCHASE PRICE OF $17.05 PER SHARE

________________________________________________________________________________

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
 NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 8, 2002, UNLESS THE OFFER IS EXTENDED.
________________________________________________________________________________

                                                                October 11, 2002
To   Brokers, Dealers, Commercial
     Banks, Trust Companies and
     Other Nominees:

     We are enclosing the material listed below relating to the offer of Utah Medical Products, Inc., a Utah corporation (the "Company"), to purchase up to 750,000 shares of its common stock, par value $.01 per share (such shares together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, as amended, between the Company and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $17.05 per Share (the "Purchase Price"), net to the seller in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, purchase 750,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 750,000 Shares pursuant to the Offer.

     THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
     SECTION 6 OF THE OFFER TO PURCHASE.

     We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. The Company will, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients.

     For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

     1.   The Offer to Purchase;

     2. The Letter of Transmittal for your use and for the information of your clients;

     3. A letter to stockholders of the Company from Kevin L. Cornwell, Chairman and Chief Executive Officer;

     4. The Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (each as defined in the Offer to Purchase);

     5. A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space for obtaining such clients' instructions with regard to the Offer; and

     6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to United States federal income tax backup withholding.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 8, 2002, UNLESS THE OFFER IS EXTENDED.

     The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Company will, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding materials relating to the Offer to your customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

     In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

     As described in the Offer to Purchase, if more than 750,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) have been validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) the Company will accept Shares for purchase in the following order of priority: (i) all Shares validly tendered and not withdrawn prior to the Expiration Date by any shareholder who owned beneficially as of the close of business on October 10, 2002 and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered and not withdrawn prior to the Expiration Date on a pro rata basis.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER SHARES OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     Any questions or requests for assistance may be directed to the Company at its address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Additional copies of the enclosed materials may be requested from the Company.

                                           Very truly yours,


                                           Utah Medical Products, Inc.

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE COMPANY, THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                EXHIBIT (a)(1)(E)

                           UTAH MEDICAL PRODUCTS, INC.

                           OFFER TO PURCHASE FOR CASH

                    UP TO 750,000 SHARES OF ITS COMMON STOCK
                                       AT
                      A PURCHASE PRICE OF $17.05 PER SHARE


________________________________________________________________________________

     THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
 NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 8, 2002, UNLESS THE OFFER IS EXTENDED.
________________________________________________________________________________

                                                                October 11, 2002

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase dated October 11, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer") setting forth an offer by Utah Medical Products, Inc., a Utah corporation (the "Company"), to purchase up to 750,000 shares of its common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $17.05 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions of the Offer. Also enclosed herewith is certain other material related to the Offer.

     The Company will, upon the terms and subject to the conditions of the Offer, purchase 750,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions. Certificates representing Shares not purchased because of proration will be returned at the Company's expense. The Company reserves the right, in its sole discretion, to purchase more than 750,000 Shares pursuant to the Offer. See Section 1 of the Offer to Purchase.

     THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
     SECTION 6 OF THE OFFER TO PURCHASE.

     We are the holder of record of Shares held for your account. As such, a tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

     We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

     Your attention is invited to the following:

     (1) You may tender Shares at a price of $17.05 per Share, as indicated in the attached Instruction Form, net to you in cash.

     (2) The Offer is for a maximum of 750,000 Shares, constituting approximately 15.3% of the total Shares outstanding as of October 1, 2002. The Offer is subject to certain conditions set forth in Section 6 of the Offer to Purchase.

     (3) The Offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on Friday, November 8, 2002, unless the
         Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a tender on your behalf.

     (4) As described in the Offer to Purchase, if at the expiration of the Offer, more than 750,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) have been validly tendered and not withdrawn, the Company will purchase Shares in the following order of priority:

          (a) all Shares validly tendered and not withdrawn prior to the Expiration Date by any shareholder who owned beneficially as of the close of business on October 10, 2002 and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and

          (b) after purchase of all the foregoing Shares, all other Shares validly tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchase of fractional shares). See Section 1 of the Offer to Purchase for a discussion of proration.

     (5) Tendering stockholders who are registered holders will not be obligated to pay any brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. However, a tendering stockholder who holds Shares through a broker, dealer or custodian may be required by such entity to pay a service charge or other fee.

     (6) If you owned beneficially as of the close of business on October 10, 2002, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and you instruct us to tender all such Shares prior to the Expiration Date and check the box captioned "Odd Lots" in the Instruction Form, all such Shares will be accepted for purchase before proration, if any, of the other tendered Shares.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     If you wish to have us tender any or all of your Shares held by us for your account upon the terms and subject to the conditions set forth in the Offer to Purchase, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the Instruction Form.

     YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF BY THE EXPIRATION DATE OF THE OFFER.

     The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                INSTRUCTION FORM
                   WITH RESPECT TO OFFER TO PURCHASE FOR CASH
                      UP TO 750,000 SHARES OF COMMON STOCK
                         OF UTAH MEDICAL PRODUCTS, INC.
                     AT A PURCHASE PRICE OF $17.05 PER SHARE

     The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated October 11, 2002, and the related Letter of Transmittal (which together constitute the "Offer"), in connection with the Offer by Utah Medical Products, Inc. (the "Company") to purchase up to 750,000 shares of its common stock, par value $.01 per share (such shares, together with associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of October 28, 1994, between the Company and Registrar and Transfer Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price of $17.05 per Share, net to the undersigned in cash, specified by the undersigned, upon the terms and subject to the terms and conditions of the Offer.

     This will instruct you to tender to the Company the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions of the Offer.

[ ] By checking this box, all Shares held by us for your account will be tendered.

     If fewer than all Shares held by us for your account are to be tendered, please check the following box and indicate below the aggregate number of Shares to be tendered by us. [ ]*

 ___________________________ SHARES

* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.



                                    ODD LOTS
                               (SEE INSTRUCTION 8)

This section is to be completed ONLY if Shares are being tendered by or on behalf of a person who owned beneficially as of the close of business on October 10, 2002, and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

The undersigned either (check one box):

[ ] owned beneficially as of the close of business on October 10, 2002, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, all of which are being tendered, or

[ ]  is a broker, dealer, commercial bank, trust company or other nominee that
     (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner owned beneficially as of the close of business on October 10, 2002, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and is tendering all such Shares.

     THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.


Date:________________________     SIGN HERE:____________________________________
                                                   Authorized Signature(s)




_______________________________   ______________________________________________
Area Code and Telephone Number                Name(s)  (Please Print)



___________________________________        _____________________________________
     Taxpayer Identification or
     Social Security Number (s)            _____________________________________

                                           _____________________________________
                                                          Address

                                EXHIBIT (a)(1)(F)

                    GUIDELINES FOR CERTIFICATION OF TAXPAYER
                  IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYOR. Social Security numbers have nine digits separated by two hyphens: i.e 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

FOR THIS TYPE OF ACCOUNT:                                    GIVE THE SOCIAL SECURITY NUMBER OF:
1. An individual's account                                   The individual

2. Two or more individuals                                   The actual owner of the account or, if combined funds,
   (joint account)                                           any one of the individuals on the account (1)

3. Husband and wife                                          The actual owner of the account or, if joint funds,
   (joint account)                                           either person(1)

4. Custodian account of a minor (Uniform Gift to             The minor(2)
   Minors Act)

5. Adult and minor                                           The adult or, if the minor is the only contributor, the
   (joint account)                                           minor(1)

6. Account in the name of guardian or committee              The ward, minor, or incompetent person(3)
   for a designated ward, minor, or incompetent
   person

7. a. The usual revocable savings trust account              The grantor-trustee(1)
      (grantor is also trustee)

   b. So-called trust account that is not a legal or         The actual owner(1)
      valid trust under State law

8. Sole proprietorship account                               The owner(4)

9. The valid trust, estate, or pension trust                 The legal entity (do not furnish the trust identifying
                                                             number of the personal representatives or trustee unless
                                                             the legal entity itself is not designated in the account
                                                             title.)(5)

10. Corporate account                                        The corporation

11. Religious, charitable or educational                     The organization
    organization account

12. Partnership account                                      The partnership

13. Association, club, or other tax-exempt                   The organization
    organization

14. The broker or registered nominee                         The broker or nominee

15. Account with the Department of Agriculture in            The public entity
    the name of a public entity (such as a State or local
    government, school district, or prison) that receives
    agricultural program payments

(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4)  Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.



Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

     If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

     Payees specifically exempted from backup withholding on ALL payments include the following:

o    A corporation.
o    A financial institution.
o An organization exempt from tax under section 501(a), or an individual retirement plan.
o    The United States or any agency or instrumentality thereof.
o A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
o A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
o    A real estate investment trust.
o    A common trust fund operated by a bank under section 584(a).
o    An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1). o An entity registered at all times under the Investment Company Act of 1940. o A foreign central bank of issue.

     Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

o    Payments to nonresident aliens subject to withholding under section 1441.
o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
o Payments of patronage dividends where the amount received is not paid in money.
o    Payments made by certain foreign organizations.
o    Payments made to a nominee.

     Payments of interest not generally subject to backup withholding include the following:

o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
o Payments of tax-exempt interest (including exempt-interest dividends under section 852).
o    Payments described in section 6049(b)(5) to non-resident aliens.
o    Payments on tax-free covenant bonds under section 1451.
o    Payments made by certain foreign organizations.
o    Payments made to a nominee.

     Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

     Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

     Privacy Act Notice. Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to Payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Effective January 1, 2002, payers must generally withhold the applicable withholding rate of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

     (1) Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your Taxpayer Identification Number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

     (2) Failure to Report Certain Dividend and Interest Payments. If you fail to include any portion of includible payments for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an under-payment attributable to the failure unless there is clear and convincing evidence to the contrary.

     (3) Civil Penalty for False Information With Respect to Withholding . If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

     (4) Criminal Penalty for Falsifying Information. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

                                EXHIBIT (a)(5)(A)

                                    UTMD LOGO

                                  PRESS RELEASE

                UTMD Announces Self-Tender for 15% of Its Shares


Contact:  Paul Richins                                           October 1, 2002
(801) 566-1200

Salt Lake City, Utah - Utah Medical Products, Inc. (Nasdaq:UTMD) announced today that it intends to repurchase at a price of $17.05 per share up to 750,000 of its shares, if tendered and not withdrawn by shareholders on or before November 8 representing approximately 15% of its currently outstanding shares. The offering price is approximately 21% higher than the average price of UTMD shares trading in the open market during the last twelve months. The offering price is also higher than the highest trading price during the last twelve months, and since the stock has been publicly-traded, adjusted for splits.

The tender offer will commence October 11, or as soon as possible thereafter, and will expire twenty business days thereafter, unless extended by the Company. If the offer is over-subscribed, shares will be purchased first from shareholders owning fewer than 100 shares and tendering all of such shares and then from all other shares tendered on a prorata basis. The Company reserves the right to purchase more than 750,000 shares. The tender offer will not be conditioned on any minimum number of shares being tendered.

The Board of Directors of the Company has approved the tender offer but neither the Company nor the Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision whether or not to tender their shares and, if so, how many shares to tender.

UTMD has obtained committed financing for the self-tender in the form of a revolving line of credit from its bank. According to Chairman & CEO Kevin Cornwell, "UTMD has recently received a judgment representing a large damages award, although an appeal might change the result. After income taxes, the award will cover the cost of the tender offer. UTMD's management believes it in the best interest of shareholders to use the awarded funds to repurchase its shares in lieu of paying a cash dividend. Even if the damages award is not received, UTMD has a very healthy business with cash flows capable of servicing the additional debt it will incur to finance the tender offer. The investment by antidilution will substantially enhance the value of shares held by shareholders confident in UTMD's future who wish to continue holding UTMD's shares, and give investors liquidity who would like to sell their UTMD shares at a premium over the current market price." Selling shareholders will have the added benefit of avoiding brokerage commissions and odd lot fees.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The solicitation of offers to buy the Company's common stock will only be made pursuant to the offer to purchase and related materials that the Company will be sending out to its shareholders shortly. Shareholders should carefully read the offer to purchase and related materials that the Company will be sending out shortly because they contain important information, including various terms and conditions to the offer. Shareholders can obtain the offer to purchase and related materials free at the SEC's website at http://www.sec.gov, which site can be accessed from UTMD's website at http://www.utahmed.com, or from UTMD's information agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 Attn: Reorganization Department, Telephone: (800) 368-5948, Facsimile Number: (908) 497-2311. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

Safe Harbor Statement: Except for historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and are subject to the safe harbor provisions of that Act. The forward-looking statements set forth involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement. These risks and uncertainties, and assumptions regarding the Company's future operations and performance, could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements will prove to be accurate.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers.

                                EXHIBIT (a)(5)(B)

                                    UTMD LOGO

                                  PRESS RELEASE

                      UTMD Adjusts Self-Tender Offer Dates


Contact:  Paul Richins                                           October 8, 2002
(801) 566-1200

Salt Lake City, Utah - In order to ensure shareholders receive offering memoranda with sufficient time for review, Utah Medical Products, Inc. (Nasdaq:UTMD) announces it is rescheduling its self-tender offer to commence on October 11, and terminate on November 8. UTMD intends to repurchase at a price of $17.05 per share up to 750,000 of its shares, if tendered and not withdrawn by shareholders on or before the termination date.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The solicitation of offers to buy the Company's common stock will only be made pursuant to the offer to purchase and related materials that the Company will be sending out to its shareholders by October 11. Shareholders should carefully read the offer to purchase and related materials that the Company will be sending out shortly because they contain important information, including various terms and conditions to the offer. Shareholders can obtain the offer to purchase and related materials free at the SEC's website at http://www.sec.gov, which site can be accessed from UTMD's website at http://www.utahmed.com, or from UTMD's information agent, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016 Attn: Reorganization Department, Telephone: (800) 368-5948, Facsimile Number: (908) 497-2311. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

Utah Medical Products, Inc., with particular interest in healthcare for women and their babies, develops, manufactures, assembles and markets a broad range of disposable and reusable specialty medical devices designed for better health outcomes for patients and their care-providers

                                EXHIBIT (a)(5)(C)

                                    UTMD LOGO


October 11, 2002

Dear UTMD Shareholder:

Utah Medical Products, Inc. (UTMD) is offering to purchase up to 750,000 shares of its common stock at $17.05 per share. The $17.05 per share price represents a 21% premium over the average price of the stock during the last twelve months, and is slightly higher than the highest trading price over the last six years, prior to our announcement of this Offer. In our October 1 press release announcing the Offer, we incorrectly stated that the Offer price was the highest since the stock has been publicly-traded, adjusted for splits. I apologize for that misstatement. You may wish to access BigCharts.com on the Internet for an historical price chart from 1983.

The conditions of the Offer are explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Please read the materials carefully before making any decision with respect to the Offer. The Board of Directors of the Company has approved the tender offer but neither the Company nor the Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Shareholders must make their own decision whether or not to tender their shares and, if so, how many shares to tender. YOU DO NOT HAVE TO SELL YOUR SHARES. However, if you wish to tender your shares, instructions on how to tender (sell) shares are provided in the enclosed materials.

The purpose of the Offer is to provide liquidity for those stockholders desiring to sell all or a portion of their shares at a premium over the recent trading prices for the shares. The Company has received a judgment awarding UTMD approximately $23 million in damages and accrued interest as a result of the January 2002 jury verdict that the Tyco International/ Kendallo LTP 4000 Softrans(R) Intrauterine Pressure Catheter (IUPC) literally infringes UTMD's United States Letters Patent No. 4,785,822. In addition, UTMD will be seeking damages for sales of infringing product that Tyco has continued to make after the January verdict, which might be another $5 million. In lieu of paying a cash dividend, UTMD's Board of Directors believes an appropriate use of these awards is to repurchase shares. Receipt of the damages, however, is uncertain. Tyco has indicated its intent to appeal the decision to a higher court. Given the Company's current financial condition, the Board of Directors determined this to be an attractive time to repurchase a significant portion of outstanding shares. The Company believes that its current cash and access to credit facilities following the completion of the Offer, together with its anticipated cash flow from operations going forward, are adequate for its needs in the forseeable future. UTMD's first half 2002 sales were up 1%, and its after-tax cash generated from operations was up 6%, relative to the same period in 2001. UTMD's profitability has been steady, and earnings per share continue to grow at a rapid rate. UTMD's EBITDA for the most recently reported twelve months, which includes the last half of 2001 and the first half of 2002, was $11,939,000. Because of excellent positive cash flow, UTMD can afford to make a significant investment that will, by antidilution, substantially enhance the value of shares held by shareholders who are confident in the Company's future and do not sell at this time.

I would like to be clear that in my opinion UTMD's shares are undervalued at $17.05 per share. Using current average medical device industry and S&P 500 stock market valuation multiples, UTMD's stock should be fairly trading in the $25-30 per share range. The Board believes that this Offer demonstrates to UTMD's stockholders the Company's confidence in its business, enhances liquidity in the trading of its shares, and will lead to a value more consistent with other companies with comparable financial performance.

Going forward, UTMD management remains confident in our ability to grow and improve financial performance. As you know, our market strategy is different from most of the larger companies. We are trying to focus on satisfying special needs of clinicians, not on becoming a provider of commodity medical products.

After completing the share repurchase investment, UTMD's anticipated financial performance and credit facility are adequate to fund planned internal new product development and make acquisitions similar to Columbia Medical Inc. acquired in 1997 and Gesco acquired in 1998.

Please note that the Offer is scheduled to expire at 5:00 p.m. New York City time, on Friday November 8, unless extended by UTMD. Please give us a call if you have any further questions.

Sincerely,

/s/ Kevin L. Cornwell

Kevin L. Cornwell
Chairman & CEO

                                 EXHIBIT (b)(A)

     LOAN AGREEMENT, DATED 3 JULY, 2002 BETWEEN UTAH MEDICAL PRODUCTS, INC.
                       AND U.S. BANK NATIONAL ASSOCIATION


   Incorporated by reference to Exhibit 1 of the Company's Quarterly Report on
                 Form 10-Q for the quarter ended June 30, 2002

                                 EXHIBIT (b)(B)

  REVOLVING PROMISSORY NOTE, DATED JULY 3, 2002 BY UTAH MEDICAL PRODUCTS, INC.
                       TO U.S. BANK NATIONAL ASSOCIATION


   Incorporated by reference to Exhibit 2 of the Company's Quarterly Report on
                 Form 10-Q for the quarter ended June 30, 2002